February 2, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

At a board meeting on August 18, 2006, the Audit Committee of Atlas Funds and Atlas Insurance Trust (the “Trusts”) recommended, and the Board of Trustees of the Trusts appointed and designated KPMG LLP (“KPMG”) as the Fund’s independent registered public accounting firm, subject to the resignation of Deloitte & Touche LLP (“Deloitte”). Deloitte resigned as the Fund’s independent registered public accounting firm on September 15, 2006.

Deloitte’s reports on the financial statements for the past two fiscal years did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements between the Trusts and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Deloitte would have caused it to make reference in connection with the opinion to the subject matter of the disagreement.

A letter from Deloitte is attached as Exhibit 77Q1(f) to this Form N-SAR.

Very truly yours,

Gene A. Johnson
Vice President and Treasurer